NLS Pharmaceutics Ltd.

Alter Postplatz 2

CH-6370 Stans, Switzerland

August 31, 2020

Via EDGAR - Confidential

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Attention: Irene Paik and Mary Beth Breslin

Re:	NLS Pharmaceutics Ltd. Registration Statement on Form F-1 Filed February 28, 2020 File No. 333-236797

Dear Mss. Paik and Breslin:

The purpose of this letter is to respond to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission as set forth in your letter of March 3, 2020, regarding the above referenced registration statement on Form F-1. For your convenience, your original comments appear in bold, followed by our response. We are concurrently filing Amendment No. 1 to Form F-1 (“Amendment No. 1”). Page references in our response are to Amendment No. 1.

The Offering, page 4

1.	Please disclose how you will account for the Transaction Fee, including disclosure of an estimated dollar amount. Make conforming changes throughout the filing.

Response: We have added disclosure on how we intend to account for the Transaction Fee on page 46. We intend to account for the Transaction Fee as a reduction from paid-in capital as this expense is part of the Company’s financing activities. We have also provided an estimated dollar amount for the Transaction Fee on page 6 and elsewhere in the prospectus.

Business

Pivotal Study Development Strategy, page 64

2.	We note that you label both clinical trials you are planning for Quilience as "pivotal" clinical trials. Please tell us why it is appropriate to use this term for both clinical trials, or revise the prospectus as appropriate.

Response: We believe that it is appropriate to describe both clinical trials (the “Trials”) that we are planning for Quilience, as disclosed in Amendment No. 1, as “pivotal” because such Trials are intended to provide the ultimate evidence of safety and efficacy that the U.S. Food and Drug Administration (the “FDA”) (and the European Medicines Agency) will use in deciding whether or not to approve Quilience.

Such belief is based on the FDA’s “Guidance for Industry Providing Clinical Evidence of Effectiveness for Human Drug and Biological Products,” which includes the following guidance:

“The effectiveness requirement for drug approval was added to the Federal Food, Drug, and Cosmetic Act in 1962 (between the passage of the Act in 1938 and the 1962 amendments, drug manufacturers were required to show only that their drugs were safe). Since the 1962 Amendments added this provision to the statute, discussions have ensued within the FDA regarding the quantity and quality of the evidence needed to establish effectiveness. With regard to quantity, it has been FDA's position that Congress generally intended to require at least two adequate and well-controlled studies, each convincing on its own, to establish effectiveness. (See e.g., Final Decision on Benylin, 44 FR 51512, 518 (August 31, 1979); Warner-Lambert Co. V. Heckler, 787 F. 2d 147 (3d Cir. 1986)). The FDA’s position is based on the language in the statute and the legislative history of the 1962 amendments. Language in a Senate report suggests that the phrase "adequate and well-controlled investigations" was designed not only to describe the quality of the required data but the "quantum" of required evidence. (S. Rep. No. 1744, Part 2, 87th Cong. 2d Sess. 6 (1962)).”

Irene Paik and Mary Beth Breslin

Office of Life Sciences

Securities and Exchange Commission

August 31, 2020

Nolazol Clinical Trial Results

Phase 2 Pediatric Clinical Trial, page 74

3.	We note your revisions in response to prior comment 11. Please further revise to avoid characterizing clinical trial results in terms of safety or efficacy, such as where you describe the results from the phase 2 pediatric trial described on page 74.

Response: We have further revised the prospectus on pages 77 an 78 to avoid characterizing clinical trial results in terms of safety or efficacy.

Note 1. Background, page F-6

4.	We have reviewed the ownership interests in the three companies prior to the merger as set forth in your response to prior comment 14 and note your belief that in accordance with ASC 805-50-30-5 this was a common controlled transaction. However, we note that no individual held more than 50% of the voting ownership interest of each entity. Please revise your disclosure to state, if true, that due to the high degree of common ownership amount the three companies and because individual investor's ownership are in substance the same after the transaction, that this was deemed to be a non-substantive merger, with no step up in basis of the assets and liabilities in the merger.

Response: We have updated our disclosure on page F-8 to state that due to the high degree of common ownership among the three companies and because individual investors’ ownership are, in substance, the same after the merger transaction, that this was deemed to be a non-substantive merger, with no step up in basis of the assets and liabilities in the merger.

Note 8. License Revenues, page F-13

5.	We have reviewed your revised disclosures in response to prior comment 16 and have the following additional comments:

●	With reference to ASC 606-10-25-19, please more fully explain how you determined that the promises you have identified within the contract (i.e. the license, and promised services with respect to (i) development and (ii) participation in a steering committee) are not distinct. In this regard, specifically clarify why each good or service promised has no value to Europharma on a stand-alone basis;
●	Explain your basis for bundling these promises into your License Performance Obligation. Also, as required by ASC 606-10-25-31, please explain how the use of an input method as a measure of progress towards completion of the License Performance Obligation using development costs meets the overall objective of depicting your performance in satisfying this bundled performance obligation. Specifically identify the patterns of performance of each nondistinct promise and the judgement used in determining your stated measure of progress in the combined performance;

Irene Paik and Mary Beth Breslin

Office of Life Sciences

Securities and Exchange Commission

August 31, 2020

●	Clarify how you considered the guidance in ASC 606-10-55-50 through 55-53 in accounting for the $2,500,000 upfront payment. In particular, explain how you assessed whether there was a transfer of a promised good or service; and
●	Provide the disclosures required by ASC 606-10-50-17 and 50-18.

Response: We have updated and expanded our disclosures beginning on page F-20 to address the comments and specific ASC Topic sections as mentioned in the above comment.

* * *

If you have any questions or require additional information, please call our attorneys, Ron Ben-Bassat at (212) 660-5003, Howard E. Berkenblit at (617) 338-2979 or Oded Har-Even at (212) 660-5002, of Sullivan & Worcester LLP.

Sincerely,

NLS PHARMACEUTICS LTD.

By:	/s/ Alexander Zwyer
Chief Executive Officer

cc:	Michael Fay
Jeanne Baker